Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

April 7, 2010

Via EDGAR and Federal Express

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.) Registration Statement on From 20-F Filed October 20, 2009 File No. 0-52768

Dear Mr. Morrill:

On behalf of Edge Resources, Inc., a corporation organized under the laws of British Columbia, Canada (“Edge” or the “Company”), we are responding to the comments in the letter from you dated November 16, 2009 relating to Edge’s Registration Statement on Form 20-F filed on October 20, 2009 and filing an amendment to such Form 20-F.  We are including a courtesy marked copy of the amendments indicating the changes made thereon from the original reports filed with the Commission. The responses below have been numbered to correspond with the comments in your November 16, 2009 letter.

General

1.	We note that you recently changed your name from Guildhall Minerals Ltd. to Edge Resources Inc. Please contact Filer Support at the SEC to have this change reflected with respect to EDGAR filings.

Response to Comment 1:

On November 30, 2009, we contacted Filer Support at the SEC and notified them of the name change with respect to future EDGAR filings.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Form 20-F

Directors and Senior Management, page 2

2.	Please provide the business addresses for the company’s directors and senior management.

Response to Comment 2:

The Company has amended the Form 20-F to include the requested disclosure.

Risk Factors, page 5

3.
We note that rather than providing risk factor subheadings that briefly capture each material risk presently know to you, you have instead provided genetic subtitles, such as “Oil and Gas Industry Risks,” “Risks Relating to the Early Stage Of Development of the Company,” “Investment Risk,” etc.  Please revise the subheadings to explain briefly but specifically why each risk is a material risk to the company.  Refer to the Division of Corporation Finance’s Updated Staff Legal Bulletin No. 7 for further guidance.

Response to Comment 3:

The Company has amended the Form 20-F to include the requested revisions to the Risk Factors.

4.
In addition, please substantially revise and expand the risk factors to provide disclosure of the specific risks affecting the company.  For example, in the “Illiquid Market” risk factor, discuss the fact that trading of your common shares has been suspended for several periods during the last few years, and that trading only resumed at the beginning of 2009.  As another example, in the “Requirement for Future Financing and Financing Risk” risk factor, quantify the amount of financing you will need within the next 12 months and in the near future to maintain the company’s operations, including exploration and development activities.  Please note that these examples are not exhaustive.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 4:

The Company has amended the Form 20-F to include the requested revisions to the Risk Factors.

5.
Provide separate risk factor subheadings for separate risks. For example, divide the risks under “Management Risks” into two subheadings, one for the lack of “key-man” insurance and another for the directors and officers’ involvement with other companies.

Response to Comment 5:

The Company has amended the Form 20-F to include the requested revisions to the Risk Factors.

6.
Please avoid statements that mitigate the risk you present.  For example, remove the clauses “there can be no assurance,” “the Company cannot predict,” “beyond the Company’s control,” and the term “inherent.”  The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.  State the extent of each risk plainly and directly.  In addition, clauses that being or precede “although” or “while” may also require revision.

Response to Comment 6:

The Company has amended the Form 20-F to include the requested revisions to the Risk Factors.

7.
Please add a risk factor regarding the cancellation of prior transaction, such as those with British American Natural Gas Corporation and First West Petroleum Inc., due to the weak world market and credit conditions.  Please also discuss the non-payment of the note advanced to BANG and may attend risk.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 7:

The Company has amended the Form 20-F to include the requested disclosure related to these transactions.

Uncertainty of Reserve and Resource Estimates, page 8

8.
We note the inclusion of your risk factor in this section that does not appear to be specific to your company or may contain outdate disclosure.  For instance, we note a discussion of the risks associated with the company’s reserves and we further note elsewhere in your document that the company has no reserves.  Please modify this risk factor accordingly.

Response to Comment 8:

The Company has amended the Form 20-F to modify this risk factor.

Insurance Risks, page 11

9.	Please disclose the extent to which you are insured against these risks. Identify the types of insurance your carry, the amount of coverage provided, and material terms of the contracts.

Response to Comment 9:

The Company has amended the Form 20-F to modify this risk factor to include the requested disclosure.

History and Development of the Company, page 13

10.	Please disclose that, prior to you becoming an oil and gas exploration company in April 2009, you were a shell company.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 10:

The Company has taken the position that it is not a shell company as defined under both Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and Rule 405 of the Securities Act of 1933, as amended.  Under those definitions, a “shell company” is defined as a company, other than an asset-backed issuer, with:

•	no or nominal operations; and

•	either:

o	no or nominal assets;

o	assets consisting solely of cash and cash equivalents; or

o	assets consisting of any amount of cash and cash equivalents and nominal other assets.

For the years ending March 31, 2007, 2008 and 2009, the Company had total assets of CAD$209,000, CAD$698,000 and CAD$132,000, respectively.  In addition, the Company acquired the rights to two mineral properties which are described below:

Stellar Property

On March 8, 2005, the Company entered into an option agreement pursuant to which the Company acquired the right to acquire a 100% ownership interest in a block of mineral claims in British Columbia until September 1, 2010.  The Company paid an initial $17,500 and subsequently conducted a limited exploration program.  However, the results of the exploration did not justify further work on the property.

Bridge Property

On February 20, 2007, the Company entered into an option agreement with the Nicoya Explorations Ltd. (“Nicoya”), pursuant to which the Company had the right to acquire a 100% ownership interest in the “Bridge” mineral claim if exploration commenced before February 15, 2008.   The Bridge property consists of a single mineral claim covering 450 hectares (approximately 1,111.5 acres) and is located in an area which has a history of gold mineralization and some gold production.  Under the option agreement the Company agreed to issue up to 600,000 shares to Nicoya and expend at least $450,000 on the exploration work.  On March 20, 2009, the Company decided not to pursue its interest in the claim and have allowed the option to lapse and the claim expire.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

The Company has been active in seeking additional mineral rights and have incurred significant operational expenses in such endeavors.  In the fiscal years 2005-2009, the Company expended CAD$1,642,000 on operating expenses.  In addition, the company has actively sought favorable transactions to acquire oil and gas rights and the Company has been active in raising the necessary funds to meet its business objectives.

Based on the operations and the interests the Company has held in certain mineral claims, the Company does not believe that it is a Shell Company as defined under both Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and Rule 405 of the Securities Act of 1933, as amended.

11.
We note your statement that you are a limited liability company under the British Columbia Company Act and operate under that Act and associated legislation.  Please explain what constitutes a limited liability company under the British Columbia Company Act and whether this is equivalent to a limited liability company as recognized in the U.S. jurisdictions.

Response to Comment 11:

The Company has amended the Form 20-F to disclose that it is a company registered under the Alberta Business Corporations Act (the "ABCA"), having been continued under Alberta business legislation from British Columbia in July of 2009.  Being a company registered under the ABCA is similar to being a corporation in the United States in that the company is a "legal person" separate and apart from its directors, officers or shareholders and recourse of claimants for liabilities of the company are limited to the assets of the company and not the personal assets of its directors, officers or shareholders.

Business Overview

Options to Acquire Interests, page 13

12.
Many of the proposed transactions listed in this section have been terminated or allowed to expire.  Please revise this section to eliminate unnecessary details.  Present only the material details that will help investors understand the current business of the company and the results of operations.  Terms of these agreements that were never realized, especially with respect to your prior mineral exploration business, should be revised or shortened to prevent confusion.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 12:

The Company has amended the Form 20-F to make the revisions requested in this comment.

N151-101 Report, page 20

13.	Please provide the information required by Item 10.G of Form 20-F, and file the consent of the authors of the report reference herein.

Response to Comment 13:

The Company has amended the Form 20-F to disclose the information required by Item 10.G of Form 20-F and has filed the consent of the authors of the report.

Liquidity and Capital Resources, page 26

14.
Please include a statement by the company, that in its opinion, the working capital is sufficient for the company’s present requirements, or, if not, how it proposes to provide the additional working capital needed.  See Item 5.B.1(a) of Form 20F.

Response to Comment 14:

The Company has amended the Form 20-F to include the requested revisions to Liquidity and Capital Resources.

Compensation, page 30

15.
Please clarify what services will be provided by Fiven Consulting, Inc. as compared to the services that will be provided by Mr. Nichol directly in his capacity as President and CEO of Edge Resources.  Similarly, please clarify what services are provided by TK Investments Ld. As compared to the services that are provided by Mr. Kwan in his capacity as CFO of Edge Resources.  Please file the agreements with Fiven Consulting and TK Investments.  Discuss whether, in providing services to Edge Resources, Messrs.  Nichol and Kwan owe any fiduciary duty to Fiven Consulting and TK Investments that may be different from, or in conflict with, the duties they owe to Edge Resources.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 15:

The Company has amended the Form 20-F to include the requested disclosure and has filed the agreement with Fiven Consulting.  There is no written agreement between the Company and TK Investments, which the Company has amended the Form 20-F to disclose.

16.
We note your statement that “It is anticipated that directors who are not also executive officers of the company, will receive no compensation for their attendance at meetings, but will be eligible to receive stock options and to be reimbursed for their related reasonable expenses incurred in relation to attendance at meetings.”  Please clarify whether you compensated your directors in the last full financial year and the amount of compensation you will pay them.  In this regard, we note your disclosure that a director fee of $1,500 per month is paid to Mr. Spady for his services as director.

Response to Comment 16:

The Company has amended the Form 20-F to provide the requested disclosure.

17.
State whether the directors who are not also executive officers of the company received stock options or any other compensation during the last full financial year.  If they received stock options, provide the information relating to stock options required by the instructions to Form 20-F, Item 6(b).  Include any amounts representing directors fees disclosed under Related Party Transactions on page 32 and 33.

Response to Comment 17:

Directors who are not also executive officers of the Company received stock options and other compensation during the last full financial year.  The Company has amended the Form 20-F to provide the requested disclosure in Item 6(b).

Board Practices, page 31

18.	Identify the member(s) of the audit committee, if any, who has the required accounting or related financial expertise.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 18:

The Company has amended the Form 20-F to disclose that all members of the audit committee have the required accounting or related financial expertise.

Share Ownership, page 31

19.
Please provide the share ownership information in tabular format.  In addition, please confirm that you have provided information regarding options owned by each of the members of the company’s management and board of directors.

Response to Comment 19:

The Company has amended the Form 20-F to revise the share ownership table in tabular format.  The Company confirms that information regarding options owned by each of the members of the Company’s management and board of directors has been included.

20.
Please confirm that the share ownership information presented here and in the Major Shareholders section on page 32 includes securities that the person has the right to acquire within 60 days by option or other agreement.  See the definition of “beneficial owner” under General Instruction E of Form 20-F.

Response to Comment 20:

The Company confirms that the share ownership information presented here and in the Major Shareholders section on page 32 includes securities that the person has the right to acquire within 60 days by option or other agreement.

Significant Changes, page 33

21.	Discuss the significant changes resulting from the purchase of the Willesden Green Property with an emphasis on the effects to the financial statements.

Response to Comment 21:

The Company has amended the Form 20-F to discuss the significant changes resulting from the purchase of the Willesden Green Property and the effects to the financial statements.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Markets, page 35

22.
We note that your disclosure under this subheading mirrors the information disclosed under “Offer and Listing Details” on page 33.  Please eliminate repetitive disclosure and tailor your disclosure to the requirements of each section.

Response to Comment 22:

The Company has revised this section as required in accordance to this item.

Share Capital, page 36

23.
Please provide all the information required by the instructions to Form 20-F, Item 10(A).  Include a reconciliation of the number of shares outstanding at the beginning and end of the year, the history of share capital for the last three years, and the information regarding options.

Response to Comment 23:

The Company has revised this section as required in accordance with this comment.

Financial Statements

General

24.	Please modify your financial statement headers to identify the company as “an Exploration Stage” company.

Response to Comment 24:

The Company has revised the financial statement headers as required in accordance with this comment.

25.
We note your disclosures which indicate subsequent to your year end, you fundamentally changed your line of business and acquired interests in certain oil and gas properties.  Please refer to Rule 3-05 of Regulation S-X and provide the necessary financial statements with your next amendment.  See also Instruction 1 to Item 8 of Form 20-F for additional guidance.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 25:

The Company has provided the necessary financial statements with the amended Form 20-F in accordance to this comment.

26.
We note that you have not included as part of your document certain pro forma financial information relating to your oil and gas property acquisitions.  Please refer to Rule 11-01(a)(1)-(8) of Regulation S-X and provide the pro forma information prescribed by Rule 11-02 of Regulation S-X.  In addition, please provide a pro form oil and gas reserve analysis and pro forma Standardized Measure of Oil and Gas Reserves as contemplated in SFAS 69.

Response to Comment 26:

The Company has provided with the amended Form 20-F the necessary pro forma financial information relating to the Company’s oil and gas property acquisitions in accordance to this comment.

Note 13- United States Generally Accepted Accounting Principals, page F18

27.
We note elsewhere in your document that you have capitalized certain deferred acquisition and financing costs in 2009 relating to your acquisitions of oil and gas property interests.  Please refer to paragraph 59 of SFAS 141(R) and explain why you have not included this amount as a reconciling item under U.S. GAAP.

Response to Comment 27:

The Company has included capitalized deferred acquisition and financing costs as a reconciling item under U.S. GAAP in the amended Form 20-F.

Exhibits

28.	Please confirm that the Articles of Incorporation on file is the most current one for the company. In this regard, tell us whether you have amended the Articles to reflect your name change.

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

Response to Comment 28:

The Company has amended its Articles of Incorporation on July 23, 2009 by filing Articles of Continuance under the Alberta Business Corporations Act.  The Articles of Continuance reflect the Company’s name change and the Company has filed the Articles of Continuance as Exhibit 3.2 to the amended Form 20-F.

29.	Please file the contracts entered into on June 1, 2009, as disclosed in Note 12 to your financial statements, or provide us with an analysis as to why these do not need to be file.

Response to Comment 29:

The Company has filed the contracts entered into on June 1, 2009, as disclosed in Note 11 to the financial statements for the year ended March 31, 2009, that are in written form.  We believe the reference to Note 12 in the Staff’s comment was in error. There is no written agreement between the Company and TK Investments, which the Company has amended the Form 20-F to disclose in Item 6.B.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of November 16, 2009.  Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgment.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

MCL
Enclosures

cc:	Chris Cooper Brad Nichol

Securities and Exchange Commission
Division of Corporate Finance
April 7, 2010

ACKNOWLEDGEMENT

In connection with Edge Resources, Inc.’s (the “Company”) letter dated April 7, 2010 addressed to the Securities Exchange Commission and the Company’s filing of Form 20-F/A, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Edge Resources, Inc.

/s/ Brad Nichol
____________________________
Brad Nichol, Chief Executive Officer